02038351

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of May, 2002

Rio Narcea Gold Mines, Ltd.
(Translation of registrant's name into English)

Avda. del Llaniello 13-Bajo 33860 Salas, Asturias, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines, Ltd.
(Registrant)

Date: May 14, 2002

By: [signature]
[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

May 14, 2002 Trading Symbol: TSE: RNG

RIO NARCEA ANNOUNCES FIRST QUARTER 2002 RESULTS

(All figures are reported in U.S. dollars)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") is pleased to report the financial results of the Company for the first quarter ended March 31, 2002.

First Quarter Highlights

- Gold production of 25,117 ounces at a cash cost of $194 per ounce
- Cash flows increased 90% to $1.8 million
- Completion of a Cdn $7.2 million special warrant equity offering
- HSBC appointed as financial advisors
- Share appreciation and increased liquidity due to major share ownership changes
- High-grade Charnela zone of El Valle pit accessed on schedule
- Land holdings increased in Aguablanca project area
- Infill drilling program completed at Aguablanca deposit

Rio Narcea achieved its production and cost targets for the first quarter of 2002, producing 25,117 ounces of gold at a cash cost of $194 per ounce. In the second quarter, gold production is expected to increase significantly with lower operating costs. The Aguablanca feasibility study is on schedule to be completed by early June. With continued identification of new exploration targets, the Company has increased its mineral rights in the Aguablanca region.

Commenting on the quarter, Rio Narcea's Chairman, Chris von Christierson stated "The major share ownership changes and the financing in the quarter have launched the Company on a new and exciting course. We are satisfied with the progress we have made and are looking forward to a strong performance of our operations in 2002, thereby improving our financial position. Rio Narcea is entering 2002 as a strong company well positioned to generate major growth for our shareholders."

Financial Results

Rio Narcea Gold Mines, Ltd. reported revenues for the first quarter ended March 31, 2002 of $6,658,200 compared to $9,012,300 for the same period in 2001. The Company posted a net loss of $1,280,900 or $0.020 per share for the first quarter of 2002 compared to a net loss of $841,600 or $0.013 for the same period in 2001. The loss includes a non-cash charge of $195,300 due to new Canadian GAAP requirements on exchange rate variations in long-term loans. Cash flow provided by operating activities increased to $1,809,100 for the first three months of 2002 compared to $953,300 for the same period in 2001.

At March 31, 2002, the Company had $3,253,000 in cash and $2,005,100 in escrow pending receipt of the final prospectus in relation to the special warrants equity placement completed on March 21, 2002 for gross proceeds of Cdn $7,200,000.

Rio Narcea anticipates a significant improvement in its balance sheet for the second quarter and thereafter as a result of increased gold production and lower operating costs.

Financial Highlights

($'000 except where stated)	Three Months Ended March 31	
	2002	2001
Revenues	**6,658**	9,012
Net loss	**(1,281)**	(841)
Net loss per share	**(0.020)**	(0.013)
Cash flow provided by operations	**1,809**	953
Cash flow provided by operations per share	**0.028**	0.015
Working Capital	**(4,479)**	(9,249)*
Weighted average shares outstanding (in millions)	**65.1**	64.9

** As at December 31, 2001*

Operating Results

The Company successfully completed the transition from the Boinas East pit to re-access the deeper high-grade Charnela zone of the El Valle pit following the planned pushback phase. The waste stripping was completed ahead of schedule and mining of the El Valle ore started as planned in mid-March. Gold production during the first quarter of 2002 was as budgeted at 25,117 ounces at a cash cost of $194 per ounce, largely derived from stockpiled Boinas East ore. This compares to 34,495 ounces at a cash cost of $174 per ounce in the same period in 2001, which was derived from the first mining phase of the Charnela zone of the El Valle pit. Operating expenses decreased to $4,926,100 in the first quarter of 2002 from $6,191,600 in the same period in 2001. There was a marked improvement in the quality of the copper concentrates that resulted in higher by-product net revenues. Plant throughput for the quarter was 164,861 tonnes, 5% higher than the first quarter of 2001. Recoveries were at 89.7% as budgeted.

Rio Narcea's operational performance for the first quarter lays a solid foundation for even further improvements as the high-grade Charnela zone is mined. Already, in April, gold production was over 12,500 ounces and, for the second quarter, is on target to exceed first quarter production by 60%. Rio Narcea anticipates producing over 150,000 ounces of gold at a cash cost of $150 per ounce for the year 2002.

Operating Results

($/oz except where stated)	Three Months Ended March 31	
	2002	2001
Operating Data		
Gold production (ounces)	**25,117**	34,495
Plant throughput (tonnes)	**164,861**	156,899
Head grade (grams per tonne)	**5.28**	7.32
Recovery (%)	**89.7**	93.6
Gold Production Costs		
Direct mining costs	**207**	172
Third-party smelting, refining, and transportation	**47**	18
By-product credits	**(60)**	(16)
Total cash cost	**194**	174
Depreciation and amortization	**49**	28
Reclamation production costs	**2**	3
Total costs	**245**	205

Development and Exploration

The Company completed the infill drilling program for the Aguablanca feasibility study during the first quarter of 2002, while commencing underground infill drilling below the Boinas East pit at El Valle. Reconnaissance and geological mapping is continuing to identify new exploration targets on the Company's nickel properties in southern Spain where significant additions to the Company's mineral rights have been made in the quarter.

Aguablanca

In the first quarter, two drill rigs operating at the Aguablanca deposit drilled 3,637 meters in 14 infill holes and commenced a deep hole to test the exploration potential below the planned open pit. The infill program for the feasibility study closed the drill spacing to 25 meters in both the South and North ore zones down to a vertical depth of approximately 200 meters. A surface EM survey to define areas for condemnation drilling below the planned waste dumps identified three anomalies including one representing a possible east extension to the known mineralization. Ore reserve and updated resource estimates are in progress for the feasibility study to be completed in early June.

El Valle

The underground drilling program below the Boinas East open pit commenced with two drill rigs in mid-February. By the end of March, three drill rigs had completed 746 meters in 10 holes. Assay results for the first seven holes are encouraging. Four of the holes have potentially mineable grade thicknesses ranging between 52 and 147 gxm/t. Hole B-2013 intercepted both oxidized breccia and black skarn with 16.3 meters assaying 6.4 g/t gold. Pending the results of the first part of the program, the Company plans to drill 10,000 meters in the El Valle area to both upgrade resources into reserves and to identify new resources along the Rio Narcea gold belt.

Outlook

Rio Narcea anticipates exceeding its 2002 gold production target of 150,000 ounces at a cash cost of $150 per ounce as a result of mining the high-grade Charnela zone of the El Valle pit and the continued decline of the stripping ratio. The focus of 2002 continues to be the advancement of the Aguablanca project and the expansion of the El Valle Mine through the anticipated development of the underground resources. Completion of the feasibility study at Aguablanca is expected in June with a production decision to follow shortly thereafter. Rio Narcea expects a positive outcome and, subject to the financing being arranged, production is scheduled to start within 12 months thereafter based on the Company's previous experience at the El Valle operation. The Company is continuing to have success with its exploration efforts in the Aguablanca region and has further increased its land holdings over the quarter.

Conference Call

The Company will host a conference call on May 16, 2002 at 11:00 A.M. E.T. to discuss its first quarter results and provide an update on exploration and development. In order to join the conference call, please call (416) 695-5806 or 1-800-273-9672. The conference call will be broadcast live and recorded on the web at newswire.ca/webcast. In order to access this service, you will need to have Windows Media Player installed on your computer. Please visit newswire.ca in advance of the call for instructions on how to download the software free. Replay of the call is available until June 17 by dialing (416) 695-5800 or 1-800-408-3053 and entering code 1164941.

The Company will host its Annual General Meeting on June 6, 2002 at Le Royal Meridien King Edward Hotel (Belgravia Room) at 9:00 a.m. in Toronto, Ontario.

Rio Narcea Gold Mines, Ltd. is a mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company produces gold at its 100%-owned El Valle and Carlés mines and is currently permitting its Corcoesto gold project and conducting a bankable feasibility study on its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira, President and CEO
Tel: (34) 98 583 1500 Fax: (34) 98 583 2159

Laurie Gaborit, Manager Investor Relations
Tel: (416) 686 0386 Fax: (416) 686 6326

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Stated in U.S. Dollars)	**March 31, 2002** **$**	December 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash	**3,253,000**	1,805,100
Restricted investments	**2,244,600**	242,000
Inventories	**3,870,700**	3,253,300
Accounts receivable		
Government grants	**1,424,100**	2,046,700
V.A.T. and other taxes	**1,571,600**	2,470,500
Trade receivables	**2,394,200**	2,742,700
Other current assets	**1,102,600**	351,600
	15,860,800	12,911,900
MINERAL PROPERTIES, net	**77,949,500**	77,077,300
OTHER ASSETS	**2,890,600**	4,201,900
	96,700,900	94,191,100
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**13,503,500**	12,545,900
Current portion of long-term debt	**2,861,200**	4,750,000
Other bank debt	**3,975,000**	4,864,800
	20,339,700	22,160,700
OTHER LONG-TERM LIABILITIES	**3,123,900**	3,116,700
LONG-TERM DEBT	**15,367,000**	14,665,100
DEBT COMPONENT OF CONVERTIBLE DEBENTURES	**5,662,900**	4,562,900
	44,493,500	44,505,400
SHAREHOLDERS' EQUITY		
Common shares, unlimited shares authorized, 65,155,483 and 65,050,817 shares issued and outstanding, respectively	**79,710,100**	79,446,300
Special warrants	**4,041,200**	-
Equity component of convertible debentures	**2,233,000**	2,233,000
Cumulative translation adjustment	**(19,467,100)**	(18,964,700)
Accumulated deficit	**(14,309,800)**	(13,028,900)
	52,207,400	49,685,700
	96,700,900	94,191,100

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
(Stated in U.S. Dollars)	$	$
OPERATING REVENUES		
Gold sales	6,658,200	9,012,300
	6,658,200	9,012,300
OPERATING EXPENSES		
Mining expenses	(3,142,900)	(3,932,200)
Plant expenses	(2,102,800)	(1,974,500)
Smelting, refining and transportation	(1,184,300)	(826,900)
Sale of by-products	1,503,900	542,000
	(4,926,100)	(6,191,600)
OPERATING INCOME	1,732,100	2,820,700
OTHER INCOME/(EXPENSES)		
Depreciation and amortization expenses	(1,218,900)	(1,030,500)
Other income/(expenses)	(80,400)	(8,400)
Administrative and corporate expenses	(640,100)	(442,700)
	(1,939,400)	(1,481,600)
FINANCIAL REVENUES AND EXPENSES		
Interest income	15,100	3,400
Foreign currency exchange gain/(loss)	(361,600)	(1,014,500)
Foreign currency contracts loss	(278,300)	(382,800)
Interest expenses	(448,800)	(785,800)
	(1,073,600)	(2,179,700)
INCOME/(LOSS) BEFORE INCOME TAX	(1,280,900)	(840,600)
PROVISION FOR INCOME TAX	-	-
NET INCOME/(LOSS)	(1,280,900)	(840,600)
Weighted average shares outstanding	65,062,447	64,922,310
Income/(loss) per share	(0.020)	(0.013)

CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)

DEFICIT, beginning of period	(13,028,900)	(9,721,100)
Net income (loss)	(1,280,900)	(840,600)
DEFICIT, end of period	(14,309,800)	(10,561,700)

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in U.S. Dollars)	**Three Months Ended March 31, 2002** $	Three Months Ended March 31, 2001 $
OPERATING ACTIVITIES		
Net income/(loss)	**(1,280,900)**	(840,600)
Add items not requiring cash		
Depreciation and amortization expenses	**1,218,900**	1,030,500
Reclamation liability accrual	**38,200**	96,100
Foreign currency exchange gain/(loss) on long-term debt	**195,300**	1,196,100
Accretion of convertible debentures	**100,000**	-
Put/call program expense, net	**272,500**	-
Options granted	**28,400**	-
	572,400	1,482,100
Changes in components of working capital		
V.A.T. and other taxes	**878,000**	(181,700)
Trade and other	**348,500**	(2,140,300)
Other current assets	**(1,079,100)**	567,100
Accounts payable	**1,089,300**	1,226,100
	1,809,100	953,300
INVESTING ACTIVITIES		
Expenditures on mineral properties	**(2,877,100)**	(2,918,800)
Grant subsidies received from the Spanish Government	-	379,100
Other assets	**1,274,700**	-
	(1,602,400)	(2,539,700)
FINANCING ACTIVITIES		
Proceeds from issue of common shares	**47,300**	184,700
Proceeds from issue of special warrants	**2,527,100**	-
Financing fees on issue of special warrants	**(319,500)**	-
Proceeds from convertible debentures	**1,000,000**	-
Proceeds from bank loans	**1,630,600**	
Repayment of bank loans	**(3,669,300)**	736,100
Other	**(24,700)**	-
	1,191,500	920,800
FOREIGN EXCHANGE LOSS ON CASH HELD IN FOREIGN CURRENCY	**49,700**	(65,900)
NET INCREASE/DECREASE IN CASH	**1,447,900**	(731,500)
CASH, beginning of period	**1,805,100**	2,481,400
CASH, end of period	**3,253,000**	1,749,900
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for interest	**500,400**	6,800